

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 13, 2017

Roger C. Jackson
Vice President, General Counsel and Secretary
KMG Chemicals, Inc.
300 Throckmorton Street
Fort Worth, TX 76102

  **Re: KMG Chemicals, Inc.**
    **Registration Statement on Form S-3**
    **Filed April 7, 2017**
    **File No. 333-217185**

Dear Mr. Jackson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

        Sincerely,

        /s/ Pamela A. Long

        Pamela A. Long
        Assistant Director
        Office of Manufacturing and
        Construction

cc: William B. Nelson, Esq.